Exhibit 99.1

Hepsiburada to Announce Fourth Quarter and Full Year 2024 Results on April 30, 2025

ISTANBUL, April 16, 2025 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform, will report its financial results for the fourth quarter and full year ending December 31, 2024 before the U.S. market opens on Wednesday, April 30, 2025.

Conference Call and Webcast Details

Hepsiburada’s management will host an analyst and investor conference call and live webcast to discuss its financial results at 16.00 İstanbul / 14:00 London / 9.00 a.m. New York time on Wednesday, April 30, 2025.

Live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada250430.html

A replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com following the call.

Hepsiburada’s results presentation will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com on April 30, 2025.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, operating through a hybrid model that combines first-party direct sales (1P) and a third-party marketplace (3P) with approximately 100 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada serves as a reliable, innovative and purpose-driven companion in consumers’ daily lives. Hepsiburada’s e-commerce platform offers a broad ecosystem of capabilities for merchants and consumers including last-mile delivery, fulfilment services, advertising solutions, cross-border sales, payment services and affordability solutions. Hepsiburada’s integrated fintech platform, Hepsipay, provides secure payment solutions, including digital wallets, general-purpose loans, buy now pay later (BNPL) and one-click checkout, enhancing shopping convenience for consumers across online and offline while driving higher sales conversions for merchants.

Since its founding in 2000, Hepsiburada has been purpose-driven, leveraging its digital capabilities to empower women in the Turkish economy. In 2017, Hepsiburada launched the ‘Technology Empowerment for Women Entrepreneurs’ program, which has supported nearly 57.5 thousand female entrepreneurs across Türkiye in reaching millions of customers.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com